Exhibit 99.2

© 2022  Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ Ń KRNT)  First Quarter 2022 Earnings Conference Call Supporting Slides May 11 , 2022

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  SAFE HARBOR This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “ may, ” “ will, ” “ should, ” “ expects, ” “ plans, ” “ anticipates, ” “ believes, ” “ estimates, ” “ predicts, ” “ potential ” or “ continue ” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry ’ s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company ’ s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 30 , 2022 , including the Risk Factors set forth therein . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation .  In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation .  This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data .  Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

© 2022  Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  Ronen Samuel CEO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev ON TODAY’S CALL Andrew Backman Global Head of IR

© 2022  Kornit Digital. All rights reserved. BUSINESS HIGHLIGHTS  RONEN SAMUEL Chief Executive Officer ©   Kornit Digital. All rights reserved.

© 2022 Kornit Digital. All rights reserved. © 2022 Kornit Digital. All rights reserved.  A GOOD START TO THE YEAR • Total revenues grew by 26 % year - over - year • $ 83.3 million, net of $ 8.0 million in warrants related to our global strategic account • Strong systems revenue growth; Very high contribution to overall revenue mix • Diversification across business within Top 10 customers ©   Kornit Digital. All rights reserved.

© 2022  Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  • Record quarter in Asia Pacific • Strong quarter for EMEA and Americas • Progress with major brands, including one of the largest retailers in the world • Excellent adoption and feedback for Atlas Max Initial stages of the Atlas - to - Atlas - MAX upgrades • Automation upgrades selectively available in the second part of this year, with commercial availability in 2023 OUR BUSINESS AND PRODUCTS ©   Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  • Excitement and momentum around the Presto MAX • Presto MAX represents majority of DTF pipeline • Increasing backlog for Presto MAX upgrades EXCEPTIONAL QUARTER FOR PRESTO ©   Kornit Digital. All rights reserved.

© 2022  Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  • Very good progress with KornitX • Engagements with some of the largest digital platforms, marketplaces, and brands in the world • Launching new strategic partnership with Wix.com • Enables massive community to seamlessly add on - demand fulfillment services • Expect to go - live later this quarter • Some of our customers and partners continue to scale volumes and total GMV running on the platform KORNITX ©   Kornit Digital. All rights reserved.

EXCITING YEAR OF GROUND-BREAKING NEW PRODUCT INTRODUCTIONS

KFW TLV KORNIT FASHION WEEK TEL AVIV 2022 APRIL



Kornit Apollo

- Most comprehensive digital single-step system targeting screen-print mass production markets
- Perfect solution for nearshore mid-runs mass production
- Best-in-class MAX quality – lowest total cost of ownership
- Uses smart curing from recently completed Tesoma acquisition
- Early customer engagements in the second half of this year; Commercial availability mid-2023



Atlas MAX Poly

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© 2022 Kornit Digital. All rights reserved.

Kornit Digital

REMARKABLE POSITION TO CATER TO EVOLVING MARKET OPPORTUNITIES AND TRENDS


B2C ONSHORE
(same country)
B2B NEARSHORE
(neighboring country)

- Industry tailwinds driving accelerated adoption of on-demand production solutions
- Brands and retailers shifting traditionally mass-produced offshore jobs to nearshore / onshore short-run production
- Supports lean inventory, fast replenishment, and in-season reactivity

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© 2022 Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  • Started this year with a robust backlog and pipeline • As quarter progressed, began to see macro - economic volatility weigh on pace of consumables purchasing and capital allocation decisions of certain customers , impacting our second quarter growth ; As such, some of these purchases and expansion plans are now shifting out into later quarters. GROWING TAILWINDS AND STARTED THE YEAR STRONG; NOT IMMUNE TO THE MACRO HEADWINDS ©   Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  • Kornit is well positioned, with tremendous market opportunities and strong fundamentals; 2022 is a year of exciting new product introductions • We remain excited with our growth plan for the full year and continue to expect the second half of this year to be much stronger than the first half, in terms of both revenue and profitability • Considering the near - term volatility on the top line, and the continued investment in major marketing events and sales activities this quarter, we expect operating profitability in the second quarter to be lower than the first quarter REMAIN EXCITED ABOUT 2022 GROWTH PLAN ©   Kornit Digital. All rights reserved.

© 2022  Kornit Digital. All rights reserved.  MAY WILL DEMONSTRATE HOW VIRTUAL AND PHYSICAL FASHION WORLDS INTERSECT ©   Kornit Digital. All rights reserved.

© 2022  Kornit Digital. All rights reserved.  REMAIN FOCUSED ON BUILDING THE OPERATING SYSTEM FOR ON - DEMAND FASHION • Laser focused on executing across the board to capture the massive opportunities we see • Expect to deliver $ 125 M run - rate business we originally targeted for 4 Q 2023 ahead of plan • Remain confident in our journey to become a $ 1 billion business in 2026 • Working extremely hard to mitigate the external macro factors ©   Kornit Digital. All rights reserved.

© 2022  Kornit Digital. All rights reserved. FINANCIAL HIGHLIGHTS  ALON ROZNER Chief Financial Officer ©   Kornit Digital. All rights reserved.

QUARTERLY REVENUES

- Q1 revenues of $83.3 million, net of $8.0 million non-cash warrant impact; +26% YoY
- Services revenues increased 32% YoY to $10.8 million and were 13% of total revenue
- Top 10 largest accounts represented 53% of total revenues
- Asia Pacific had another record quarter; EMEA delivered one of its best quarters ever; Americas was strong again



Revenues ($M)
66.1
26% YoY
83.3
Q1/21
Q1/22



Service Revenues ($M)
8.2
32% YoY
10.8
Q1/21
Q1/22



Revenues by Region
9%
29%
62%
Americas
EMEA
Asia Pacific

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© 2022 Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  GROSS MARGINS • Q 122 Non - GAAP Gross Margins, net of the impact of the warrants was 41 . 5% • Higher mix of systems sales, including sales to our largest global strategic account • Higher DTF sales in both EMEA and Asia Pacific • Lower consumables as a percentage of revenues • Moved to mass production in our new ink manufacturing facility ; Expect to gain operational efficiencies on fixed costs of business as consumables sales pick up throughout the year • Expect Gross Margins in second half of 2022 to revert to similar levels we saw in second half 2021 , driven by : • New product introductions • Higher percentage of revenues from recurring consumables business • Operational efficiencies • Acceleration of KornitX and other software - driven initiatives to drive longer - term Gross Margin expansion ©   Kornit Digital. All rights reserved.

© 2022 Kornit Digital. All rights reserved. © 2022 Kornit Digital. All rights reserved.  MACRO - ECONOMIC ISSUES AND SUPPLY CHAIN • We, like our customers, are not immune to overall macro - economic pressures and near - term volatility • Working hard to proactively address and mitigate impacts on our business where possible, including • Focused cost reduction projects • Continued supply chain initiatives • Dual - sourcing strategies • Longer - term commitments • Design adaptation • Selective price increases • Remain confident to deliver on all our 2022 customer commitments given our proactive supply chain initiatives • Continue to use our strong balance sheet to secure 2023 supply chain requirements ©   Kornit Digital. All rights reserved.

OPEX

- Continue to invest to capture meaningful opportunities in order to generate long-term acceleration in revenues
- R&D increased due to continued investments in new product introductions and KornitX
- Sales and Marketing expenses increased due to the continued expansion of our go-to-market strategy and capabilities in all regions
- Expect continued investments in brand awareness, including Kornit Fashion Week Tel Aviv and Fashion Week London, as well as other global customer focused events
- General and Administrative expenses rose due to staffing and other investments to support the overall business infrastructure

Non GAAP Operating Expenses (% of Revenues)		
	Q1/21	Q1/22
Research & Development	13.5%	15.4%
Sales & Marketing	14.9%	17.6%
General & Administrative	8.8%	9.4%
Total Operating Expenses	**37.3%**	**42.3%**

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© 2022 Kornit Digital. All rights reserved.

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  QUARTERLY P&L KPI Q 1 2022 Q1 2021 Non - GAAP Operating Income (Loss) ($0.7) $6.5 Non - GAAP Net Income (Loss) $0.2 $ 7.7 Non - GAAP Diluted EPS $0.00 $0.16 GAAP Net Income (Loss) ($5.2) $5.1 GAAP Diluted (Basic) EPS ($0.10) $0.11 Adjusted EBITDA $9.5 $10.8 $ in millions except per share amounts

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  BALANCE SHEET $ in millions Q 1 2022 Q4 2021 Q1 2021 Cash, Deposits & Marketable Securities $733.9 $798.1 $438.7 Accounts Receivable $81.0 $49.8 $53.1 Inventory $71.4 $63.0 $52.8 Trade Payable $34.3 $47.6 $26.5 Net Working Capital $608.7 $678.7 $393.2 • Receivables increase due to timing of sales later in the first quarter • No collection issues; Anticipate cash collections to improve over the next several quarters • Used balance sheet to secure supply chain; Advance payments for key go - to - market programs

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  Q 2 2022 GUIDANCE Revenues • Expect second quarter revenues to be in the range of $ 85 million and $ 95 million • Expect revenues in 3 Q 22 and 4 Q 22 to be stronger than 2 Q 22 Operating Profitability • Expect Non - GAAP operating profitability in 2 Q 22 to be lower than 1 Q 22 due to continued investments in the business, including in multiple NPI ’ s and significant customer and industry facing events • 2 Q 22 Non - GAAP operating income to be in the range of - 2 % to + 2 % of revenue; EBITDA margins to be in the range of 0 % to 4% • Expect higher operating margins in 2 H 22 ; Operating Margins in 3 Q 22 and 4 Q 22 in low to mid - teens Consistent with past practice, guidance excludes the impact from the fair value of issued warrants in the quarter with our global strategic account

©   Kornit Digital. All rights reserved. ©   Kornit Digital. All rights reserved.  Q 1 2022 WARRANTS IMPACT Three Months Ended March 31, 2022 2021 Net of Warrants Impact Warrants Impact Net of Warrants Impact Warrants Impact Revenue $83.3M $8.0M $66.1M $3.1M Non-GAAP Gross Margin 41.5% 5.1% 47.1% 2.4% Non-GAAP Operating Margin (0.8%) 8.8% 9.8% 4.1% Non-GAAP Net Margin 0.2% 8.8% 11.7% 4.0% Non-GAAP Diluted Earnings Per Share $0.00 $0.16 $0.16 $0.07

© 2022  Kornit Digital. All rights reserved. ©  1  Kornit Digital. All rights reserved.  ©  Kornit Digital. All rights reserved. THANK YOU Q&A